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                                               Filed pursuant to Rule 424(b)(3)
                                                     Registration No. 333-34875


                         PROSPECTUS SUPPLEMENT NO. 1
                   (To Prospectus dated September 18, 1997)

                               U S LIQUIDS INC.

     This Supplement is a part of the Prospectus, dated September 18, 1997, relating to the offering of up to 3,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), of U S Liquids Inc. (the "Company") that may be issued from time to time by the Company in acquisitions of other businesses, properties and/or assets in business combination transactions and the offering of up to 1,990,000 shares of Common Stock by the holders thereof. This Supplement briefly describes three acquisitions recently completed by the Company. Capitalized terms used but not defined in this Supplement shall have the meanings assigned to them in the Prospectus.

                             RECENT DEVELOPMENTS

ACQUISITION OF RE-CLAIM ENVIRONMENTAL, INC.

     On October 1, 1997, the Company acquired all of the outstanding capital stock of Re-Claim Environmental, Inc., a Texas corporation ("Re-Claim"). Re-Claim, which is located in Houston, Texas, is engaged in the treatment, processing, recovery and disposal of NCW. The stockholders of Re-Claim received 241,410 shares of Common Stock in the transaction. This purchase price is subject to adjustment (up or down) in the event the actual net working capital of Re-Claim on the closing date is determined to be different than contemplated by the parties. The transaction is being accounted for using the pooling-of-interests method of accounting.

     72,423 of the shares issued to the stockholders of Re-Claim were issued under the Registration Statement. The Company has agreed to register for resale the remaining 168,987 shares of Common Stock issued to the stockholders of Re-Claim.

ACQUISITION OF RE-CLAIM ENVIRONMENTAL LOUISIANA LLC

     On October 1, 1997, the Company also acquired all of the outstanding equity interests of Re-Claim Environmental Louisiana LLC, a Louisiana limited liability company located in Shreveport, Louisiana ("Re-Claim Louisiana"). Re-Claim Louisiana is also engaged in the treatment, processing, recovery and disposal of NCW. At closing, the Company paid to the members of Re-Claim Louisiana the aggregate sum of $2,510,000 and paid a debt of approximately $156,000 owing by one of the members of Re-Claim Louisiana. This purchase price is subject to adjustment (up or down) in the event the actual net working capital of Re-Claim Louisiana on the closing date is determined to be different than contemplated by the parties.

     In addition, the Company has agreed to pay additional consideration to the members of Re-Claim Louisiana in the event that the pre-tax earnings (as defined in the definitive acquisition

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agreement) of Re-Claim Louisiana during any of the calendar years 1998-2002, inclusive, exceed predetermined levels. This additional consideration may be paid at the option of the Company in cash, Common Stock or a combination of cash and Common Stock.

     The transaction is being accounted for using the purchase method of accounting.

     In connection with the Company's acquisitions of Re-Claim and Re-Claim Louisiana, the Company entered into an employment agreement with John E. Tuma, an equity interest owner of both Re-Claim and Re-Claim Louisiana, providing for an annual base salary of $110,000. Mr. Tuma's employment agreement is for a term of five years.

ACQUISITION OF ASSETS FROM A & B ENTERPRISES, INC.

     On October 1, 1997, T&T Grease Service, Inc. ("T&T"), a wholly-owned subsidiary of the Company, acquired substantially all of the operating assets of A & B Enterprises, Inc., a Texas corporation ("A & B"). A & B collects used cooking oil and other food processing residuals used in the production of the Company's finished products in the Dallas, Texas area. The Company paid $600,000 in cash to A & B at closing and will pay to A & B an additional $75,000 in cash on each of October 1, 1998 and October 1, 1999.

     As of the date of this Supplement, 2,927,577 shares of Common Stock covered by the Registration Statement remain available for issuance by the Company in acquisitions of other businesses, properties and/or assets in business combination transactions.



           The date of this Supplement No. 1 is November 17, 1997.